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                                                          SEC FILE NUMBER

                                                            CUSIP NUMBER
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K   / / Form 10-Q
              / / Form N-SAR

              For Period Ended: 12/31/96
              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended:

 Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verifed any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Chromatics Color Sciences International, Inc.
---------------------------------------------------------
Full Name of Registrant


---------------------------------------------------------
Former Name if Applicable

5 East 80th Street
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, New York 10021
---------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a) The reasons described in reasonable detail in Part III of this form
    |    could not be eliminated without unreasonable effort or expense;
    |
    |(b) The subject annual report, semi-annual report, transition report on
    |    Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
/X/ |    filed on or before the fifteenth calendar day following the prescribed
    |    due date; or the subject quarterly report or transition report on Form
    |    10-Q, or portion thereof, will be filed on or before the fifth calendar
    |    day following the prescribed due date; and
    |
    |(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |    has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The registrant experienced unanticipated delays in formatting Form 10-KSB into edgar format. Management has determined to request late filing of the Form 10-KSB so as to file in a manner providing complete, accurate disclosure.


SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Eric M. Lerner, Esq.                       (212)          940-7157
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                Chromatics Color Sciences International, Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 1997                  By /s/ Darby S. Macfarlane
      ------------------                ----------------------------------
                                           Darby S. Macfarlane

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (see 18 U.S.C. 1001).


SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

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         Explanation of Anticipated Change in Results from Operations


Chromatics incurred net losses of $4,442,300 (net loss of $0.76 per share) and $2,494,300 (net loss of $.59 per share) for fiscal years 1996 and 1995, respectively. The $1,948,000 increase in such losses in 1996 as compared to 1995 is primarily attributable to $1,381,000 of expenses incurred to prepare and complete the Company's FDA application and related patent application, write-offs of uncollectible receivables and certain inventory, patent applications costs (including related research and development expenses), expenses for compensation of officers and employees, and legal fees and deferred costs incurred in connection with the Company's financing activities and potential acquisition activities.


SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)